Exhibit 99.1

Sapiens Acquires AdvantageGo to Expand Global P&C Platform with Cutting-Edge Underwriting Workbench & Risk Management Capabilities

Acquisition Strengthens Sapiens’ Value Proposition Across global Commercial, Specialty, and London Market Segments

Rochelle Park, New Jersey– April 28, 2025 —Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it has signed a definitive agreement for the acquisition of AdvantageGo, a leading commercial insurance software provider specializing in underwriting workbench solutions for both London and global commercial markets. This strategic acquisition significantly enhances Sapiens’ global P&C proposition, adding cutting-edge underwriting workbench capabilities that address one of the most critical challenges in the P&C industry today: managing, assessing, and writing risk more effectively.

This acquisition aligns with Sapiens’ strategy to penetrate the London Specialty Market, and strengthen its support for the reinsurance market.

AdvantageGo is expected to enable Sapiens to enhance its proposition to the London Specialty Market – a global hub for complex and high-risk insurance and reinsurance, where brokers and underwriters negotiate bespoke coverage, primarily through Lloyd’s of London and the London Company Market.

As part of Sapiens’ vision and strategy, the AdvantageGo underwriting workbench will be integrated into Sapiens Insurance Platform for P&C and also offered as a standalone solution. Its innovative capabilities are expected to provide a compelling value proposition for Sapiens existing P&C customers in EMEA and APAC, operating in conjunction with Sapiens’ P&C Platform.

AdvantageGo will also strengthen Sapiens’ value proposition in the North American P&C market by enhancing its capabilities for insurers operating in complex specialty and commercial lines.

“The underwriting workbench market has grown significantly as insurers recognize the value of sophisticated decision support tools,” said Martin Higgins, Senior Principal, Datos Insights. “Sapiens is breaking ground by being the first major core system vendor to integrate these capabilities directly into their platform. This approach delivers immediate value for insurers handling complex specialty and commercial lines, addressing a critical gap in the current technology landscape.”

“Sapiens’ growth strategy includes targeted acquisitions that accelerate our business,” said Roni Al-Dor, Sapiens President and CEO. “The acquisition of AdvantageGo aligns with our mission, and expands our portfolio with complementary solutions, extends our global footprint, and deepens our talent pool.”

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“We are excited to welcome AdvantageGo’s team and loyal customers to Sapiens,” Al-Dor added. “We remain committed to investing in AdvantageGo's products, ensuring continuity, innovation, and long-term value for their customer base.”

“Joining Sapiens means becoming part of a leading global product organization that will amplify our capabilities and enhance our solutions, creating greater opportunities for our clients and team,” said Ian Summers, Global Business Leader of AdvantageGo. “We look forward to integrating our products into Sapiens Insurance Platform to deliver a seamless and powerful offering for the European and North American markets. We are committed to ensuring a smooth transition and continued service excellence for all our customers.”

For the full year 2024, AdvantageGo revenues were 15 million British pounds, based on US GAAP, with approximately 50% from recurring revenues, with Gross margin, accretive to Sapiens Gross Margin.

AdvantageGo has made significant strategic investments in its product in recent years. As a result, of these strategic growth investments the company reported a loss of 9 million British pounds in full year 2024. As Sapiens integrates AdvantageGo’s offerings into the broader portfolio and continues to support its market penetration, we expect AdvantageGo to grow at double-digit rate in 2026. AdvantageGo profitability is expected to improve over time, and become accretive to Sapiens’ profit starting in 2027, driven by revenue growth and integration synergies with Sapiens.

The transaction is expected to be consummated in the coming weeks. Upon completion, Advantage Go will become wholly owned by Sapiens. The acquisition of Advantage Go is structured as a cash deal, based on an enterprise value of 43 million British pounds.

BDA Partners and William Blair acted as financial advisors to Coforge. JSA acted as legal advisor to Coforge, and Meitar acted as legal advisor to Sapiens in connection with the transaction.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our SaaS-based Solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.   For more information visit https://sapiens.com or follow us on LinkedIn.

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About AdvantageGo

With over 30 years of industry experience, AdvantageGo delivers a single, modular platform designed specifically for specialty and commercial (re)insurers that empowers underwriters with an underwriting workbench, exposure management and policy administration modules that drive the complete policy lifecycle from pre-bind risk and portfolio assessment value to policy renewals and beyond. Together with the AdvantageGo ecosystem of third-party data sources, applications, and systems integrators, underwriters have an integrated flow of timely, data-driven underwriting insights for improved risk selection in the moments that matter.

Learn more at www.advantagego.com or LinkedIn.

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

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Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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